# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Hexcel Corp, CIK 0000717605
CUSIP: 428291108
Title of class of securities: Common Stock
Address of issuer's principal executive offices: Two Stamford Plaza, 281 Tresser Blvd., 16th Floor, Stamford, United States (X1), 06901
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001109448-25-000116
Filed by CIK 0001109448

## Reporting persons
- AllianceBernstein L.P.: type of reporting person: investment adviser (IA); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 3,051,939; shared voting power 0; sole dispositive power 3,337,187; shared dispositive power 65,222; aggregate amount beneficially owned 3,402,409 (4.5% of the class); the aggregate amount excludes certain shares

## Item 1. Issuer
Name of issuer: Hexcel Corp
Address of issuer's principal executive offices: Two Stamford Plaza, 281 Tresser Blvd., 16th Floor, Stamford, CT 06901, United States of America

## Item 2. Person Filing
Name of person filing: AllianceBernstein L.P. ("AllianceBernstein L.P.")
Address of principal business office or, if none, residence:
501 Commerce Street, Nashville, TN 37203
All media outlets, please contact Jennifer Will at AllianceBernstein (212-969-1157) with any questions. All other questions can be directed to Section13USFilings@alliancebernstein.com.
Citizenship: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned:
3,402,409 shares acquired solely for investment purposes on behalf of client discretionary investment advisory accounts.*

*AllianceBernstein L.P. is a majority owned subsidiary of Equitable Holdings, Inc. ("EQH"). AllianceBernstein operates under independent management and makes independent decisions from EQH and its respective subsidiaries, and EQH calculates and reports beneficial ownership separately from AllianceBernstein pursuant to guidance provided by the Securities and Exchange Commission in Release Number 34-39538 (January 12, 1998).
Percent of class: 4.5
Sole power to vote or to direct the vote: 3,051,939
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 3,337,187
Shared power to dispose or to direct the disposition: 65,222

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- AllianceBernstein L.P.: Marcus Edwards, AVP/ Senior Compliance Associate (05/15/2026)